IBN FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 1. Organization and Nature of Business

IBN Financial Services, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker, engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts to be cash equivalents.

Investments

Marketable securities in the Company's investment account are classified as available for sale and are valued at fair value pricing as those terms are described for financial statement purposes. All securities valuations are from quoted market prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Note 2. Summary of Significant Accounting Policies (continued)

Investments (continued)

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at (east reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the balance sheet.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commission Income

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Linder these elections, the income generally is taxed directly to the stockholders. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $1,500 and is reflected in these financial statements.

Events Occurring After Reporting Date

Management has evaluated subsequent events through March 10, 2016, the date which the financial statements were available to be issued.

Note 3. Receivables from Clearing Organization and Funds

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2015.

Note 4. Fair Value Measurement and Investments

Fair Value Measurement

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair values.

Note 4. Fair Value Measurement and Investments (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: *Level 1 Inputs* are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access; *Level 2 Inputs* are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly; *Level 3* are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

investments - Available for Sale		Level 1 Inputs
Cost and fair value of equity securities:	Cost	Fair Value
Equity securities	$ 38,664	$ 29,256
Unrealized losses - net		$ (9,408)

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses.

Note 5. Property and Equipment - Net

A schedule of property and equipment is as follows:

Office equipment	$ 39,079
Accumulated depreciation	(39,079)
Property and equipment - net	

Depreciation expense was $0 for the year ended December 31, 2015.

Note 6. Commitments and Contingencies

The Company has a pending lawsuit with the New York Attorney General that has an anticipated liability of $23,000 to be paid in the future. The Company leases office space on a month-to-month basis. The lease requires monthly payments of $4,193 base rent plus a proportionate share of common area charges. Rent expense was $50,317 for the year ended December 31, 2015.

Note 7. Related Party Transactions

The Company leases office space and has a service agreement covering certain shared expenses with a related party. Costs are determined on a monthly basis with a base amount paid for rent and common area charges. Rent, common area charges and other shared expenses amounted to $56,015 net of reimbursed amounts for the year ended December 31, 2015. The Company has advanced approximately $0 to the related party which amounts are recorded in prepaid expenses.

Note 8. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 9. Net Capital Requirements

As a registered broker-dealer, IBN Financial Services, Inc. is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2015, IBN Financial Services, Inc. was not in compliance with Rule 15c3-1. The aggregate indebtedness and net capital were $300,929 and $(7,530), respectively, a ratio of (39.96) to 1 and net capital did not exceed the minimum capital requirement of $20,063 by $27,593

Note 10. Employee Pension Plan

The Company adopted a Simple IRA that is available to all eligible employees. The Company has elected to match contributions up to 3% for 2015 compensation for each participating employee. The Company obligation for contributions to the plan as of December 31, 2015 was $7,672, which consisted entirely of the Company's employer matching contribution.

Note 11. Subsequent Events
Subsequent to the filing of the original FOCUS report, there were changes to the financial statement that resulted in a deficiency in the required minimum Net Capital. This was immediately reported to FINRA. As of the date of this report, the Company is in compliance.